UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. ___)

                                 VALENTIS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    91913E104
                                 (CUSIP Number)

                                 KEITH TARLETON
                   PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.
                         888 SEVENTH AVENUE, 29TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                JANUARY 24, 2003
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                          Continued on following pages
                               Page 1 of 28 pages

CUSIP NO. 91913E104                                                PAGE  2 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus-Soros BioPharmaceutical Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        1,416,453 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            0
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              1,416,453 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  3 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        1,416,453 (1)
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            0
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              1,416,453 (1)
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  4 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  5 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  6 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         SFM AH, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  7 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  8 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE  9 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO; IA
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 10 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseuspur, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 11 OF 22

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus EC, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
                                        0
                 NUMBER OF      ------------------------------------------------
                   SHARES       8       SHARED VOTING POWER
                BENEFICIALLY            1,416,453 (1)
                  OWNED BY      ------------------------------------------------
                    EACH        9       SOLE DISPOSITIVE POWER
                 REPORTING              0
                   PERSON       ------------------------------------------------
                    WITH        10      SHARED DISPOSITIVE POWER
                                        1,416,453 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,416,453 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT
------------------------
(1)  Includes 11,924 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 91913E104                                                PAGE 12 OF 22


                  This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Valentis, Inc., a Delaware corporation (the "Company"). This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Valentis, Inc. (the "Company"). Certain of the securities reported herein were previously reported on Schedule 13G, the last amendment of which was filed on February 27, 2002. This Statement is being filed to report that on January 24, 2003, the Company effected, among other things, a change in the conversion price of its Preferred Stock (as defined below) and the conversion of the outstanding shares of its Preferred Stock into shares of Common Stock and, immediately thereafter, a reverse stock split of its Common Stock at a ratio of one-for thirty.

Item 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the Common Stock. The address of the principal executive office of the Company is 863A Mitten Road, Burlingame, California 94010.

Item 2.  IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f).

                  This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser"); (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners"); (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners"); (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation"); (v) SFM AH, LLC, a Delaware corporation ("SFM AH"); (vi) Perseus EC, LLC, a Delaware limited liability company ("Perseus EC"); (vii) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur"); (viii) Mr. Frank H. Pearl ("Mr. Pearl"); (ix) Mr. George Soros ("Mr. Soros"); and (x) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC").

                  This Statement relates to the shares of Common Stock held for the account of the Purchaser and assumes the exercise of the warrants held for the account of the Purchaser.

CUSIP NO. 91913E104                                                PAGE 13 OF 22


                  The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus-Soros Partners is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. Perseus Partners and SFM Participation are the managing members of Perseus-Soros Partners.

                  Perseus Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus EC is the managing member of Perseus Partners. Perseus EC was formed in order to manage Perseus Partners and to make investments through Perseus Partners and to fulfill such other purposes as may be determined by Perseus Partners from time to time. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus EC. Perseuspur is a member of Perseus EC. Perseuspur was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseuspur. Mr. Pearl is the sole member of Perseuspur and in such capacity, he may be deemed a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Perseus-Soros Partners, Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl each may be deemed to be a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser.

                  SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. The sole managing member of SFM AH is Soros Private Funds Management LLC, a Delaware limited liability company ("SPFM"). SPFM is wholly owned by Mr. Soros. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause SFM AH, as the general partner of SFM Participation, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership in SFM AH and (b) the assignment to SFM LLC of the general partnership interest in SFM Participation (the "SFM AH Contract").

CUSIP NO. 91913E104                                                PAGE 14 OF 22


                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended, SFM Participation and SFM AH each may be deemed a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser.

                  Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, SFM LLC, pursuant to the provisions of the SFM AH Contract, and Mr. Soros, in his capacity as Chairman of SFM LLC, each may be deemed a beneficial owner of the Common Stock and the warrants held for the account of the Purchaser.

                  The address of the principal business and principal office of the Purchaser is 888 Seventh Avenue, 29th Floor, New York, NY 10106. The address of the principal business and principal office of (i) Perseus-Soros Partners,
(ii) Perseus Partners, (iii) Perseus EC, (iv) Perseuspur and (v) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus, LLC and its related entities. Mr. Pearl is a United States citizen.

                  The address of the principal business and principal offices of
(i) SFM Participation, (ii) Mr. Soros, (iii) SFM AH and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  (d) and (e).

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

                  During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 91913E104                                                PAGE 15 OF 22


                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information. Information contained herein concerning Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On December 5, 2000, pursuant to a subscription agreement between the Company and the Purchaser, the Company issued and the Purchaser acquired 10,000 shares of Series A Convertible Redeemable Preferred Stock, par value $.001 per share (the "Preferred Stock"), and warrants to purchase 357,724 shares of Common Stock for an aggregate purchase price of $10,000,000. The source of the purchase price was capital contributions from the partners of the Purchaser.

                  The securities held for the account of the Purchaser may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  PURPOSE OF TRANSACTION.

                  On January 24, 2003, the Company effected, among other things, a change in the conversion price of its Preferred Stock and the conversion of the outstanding shares of its Preferred Stock into shares of Common Stock and, immediately thereafter, a reverse stock split of its Common Stock at a ratio of one-for-thirty. As a result of the conversion of the Preferred Stock (and the payment of accrued and unpaid dividends and arrearage interest on unpaid dividends) and the reverse stock split, as of January 24, 2003, the Purchaser beneficially owns 1,404,529 shares of Common Stock and warrants to purchase an aggregate of 11,924 shares of Common Stock. No additional monetary consideration was paid by the Purchaser in connection with the foregoing.

                  Except as disclosed herein, the Reporting Persons have acquired the shares of Common Stock and the warrants for investment purposes.

CUSIP NO. 91913E104                                                PAGE 16 OF 22


                  Copies of the warrants are attached hereto as Exhibits 2 and 3 and incorporated herein by reference. Set forth below is a summary of the material terms of the warrants. The following summary is qualified in its entirety by reference to the warrants.

TERMS OF THE WARRANTS

                  The Purchaser acquired two warrants on December 5, 2000.

                  Upon exercise, one of the warrants entitles the Purchaser to acquire 8,672 shares of Common Stock at a price per share equal to $307.52. The exercise price may be paid in cash or in equivalent shares. The exercise price and the number of shares issuable upon exercise of this warrant will be subject to adjustment upon the occurrence of certain events as set forth in the warrant. This warrant is exercisable at any time, or from time to time, from the date of issuance, December 5, 2000, until the four year anniversary of that date.

                  Upon exercise, the other warrant entitles the Purchaser to acquire 3,252 shares of Common Stock at a price per share equal to $307.52. The exercise price may be paid in cash or in equivalent shares. The exercise price and the number of shares issuable upon exercise of this warrant will be subject to adjustment upon the occurrence of certain events as set forth in the warrant. This warrant is exercisable at any time, or from time to time, from December 5, 2001 until the three year anniversary of that date.

ADDITIONAL DISCLOSURE

                  On January 31, 2003, Dennis J. Purcell ("Mr. Purcell"), a senior managing partner of the Purchaser, was elected to the board of directors of the Company. As a director of the Company, Mr. Purcell may have influence over the corporate activities of the Company, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock, warrants, or Common Stock issued upon exercise of the warrants in privately negotiated transactions or in the open market, in each case subject to the factors and conditions referred to above and to the terms of the warrants. In addition, the Reporting Persons may formulate other purposes,

CUSIP NO. 91913E104                                                PAGE 17 OF 22


plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the warrants, and as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As set forth above, the Purchaser beneficially owns 1,404,529 shares of Common Stock and warrants to purchase an aggregate of 11,924 shares of Common Stock. Each warrant is exercisable at any time until its expiration date. Accordingly, as of the date hereof and after giving effect to the exercise of the warrants, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,416,453 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there are 5,555,697 shares of Common Stock outstanding as of January 24, 2003, this represents approximately 25.4% of the outstanding shares of Common Stock.

CUSIP NO. 91913E104                                                PAGE 18 OF 22


                  (b)      (i)      Each of the Purchaser and Perseus-Soros
Partners may be deemed to have sole power to direct the voting and disposition of the 1,416,453 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                          (ii)      By virtue of the relationships between and
among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 1,416,453 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described in Items 3 and 4 above, as of January 24, 2003, the Purchaser beneficially owned 1,404,529 shares of Common Stock and warrants exercisable for an aggregate of 11,924 shares of Common Stock. The summaries of the terms of the warrants are qualified in their entirety by reference to Exhibits 2 and 3.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

CUSIP NO. 91913E104                                                PAGE 19 OF 22


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated February 3, 2003, among (i) Perseus-Soros
                                    BioPharmaceutical Fund, L.P., (ii)
                                    Perseus-Soros Partners, LLC, (iii) Perseus
                                    BioTech Fund Partners, LLC, (iv) SFM
                                    Participation, L.P., (v) SFM AH, LLC, (vi)
                                    Frank H. Pearl, (vii) George Soros, (viii)
                                    Soros Fund Management LLC, (ix) Perseus EC,
                                    LLC and (x) Perseuspur, LLC.

                  Exhibit 2: Warrant, dated as of December 5, 2000, for 8,672 shares of Common Stock, par value $.001 per share, of Valentis, Inc. issued to Perseus-Soros BioPharmaceutical Fund, L.P. (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001).

                  Exhibit 3: Warrant, dated as of December 5, 2000 for 3,252 shares of Common Stock, par value $.001 per share of Valentis, Inc. issued to Perseus-Soros BioPharmaceutical Fund, L.P. (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001).

                  Exhibit 4: Power of Attorney dated October 30, 2002 appointing each of Armando T. Belly, Jodye Anzalotta, John F. Brown, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros as Attorney-In-Fact for George Soros.

CUSIP NO. 91913E104                                                PAGE 20 OF 22


                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2003


                                   PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                   By:  Perseus-Soros Partners, LLC,
                                        General Partner

                                   By:  SFM Participation, L.P.,
                                        Managing Member

                                   By:  SFM AH, LLC
                                        General Partner

                                   By:  Soros Private Funds Management LLC
                                        Managing Member

                                   By:  George Soros,
                                        Sole Member

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-Fact


                                   PERSEUS-SOROS PARTNERS, LLC

                                   By:  SFM Participation, L.P.
                                        Managing Member

                                   By:  SFM AH, LLC
                                        General Partner

                                   By:  Soros Private Funds Management LLC
                                        Managing Member

                                   By:  George Soros,
                                        Sole Member

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-Fact

CUSIP NO. 91913E104                                                PAGE 21 OF 22


                                   PERSEUS BIOTECH FUND PARTNERS, LLC

                                   By:  Perseuspur EC, L.L.C.
                                        Managing Member

                                   By:  Perseuspur, LLC
                                        Member

                                   By:  /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                   PERSEUS EC, L.L.C.

                                   By:  Perseuspur, LLC
                                        Member

                                   By:  /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                   PERSEUSPUR, LLC

                                   By:  /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                   MR. FRANK H. PEARL

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl


                                   SFM PARTICIPATION, L.P.

                                   By:  SFM AH, Inc.
                                        General Partner

                                   By:  Soros Private Funds Management LLC
                                        Managing Member

                                   By:  George Soros,
                                        Sole Member

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-Fact

CUSIP NO. 91913E104                                                PAGE 22 OF 22


                                   SFM AH, LLC

                                   By:  Soros Private Funds Management LLC
                                        Managing Member

                                   By:  George Soros,
                                        Sole Member

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-Fact


                                   MR. GEORGE SOROS

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-Fact


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Assistant General Counsel